                                  Filed by Documentum, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                               Subject Company: Documentum, Inc.
                                                  Commission File No.: 000-27358


                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 1




                                   DOCUMENTUM

                             MODERATOR: DAVE DEWALT
                                OCTOBER 14, 2003
                                  12:00 P.M. CT

Operator:               Good day everyone, and welcome to the Documentum company
                        meeting. Today's call is being recorded. At this time I would like to introduce today's speaker. Mr. Dave
                        DeWalt, you may begin.

Dave DeWalt:            OK. Wow. Good morning. I guess this is one way to get
                        everybody to a company meeting. The most people I've seen here yet. What a day. Wow. This is really exciting.
                        I can't tell you how exciting this has been. I've actually - I think I've slept now about two hours in five days, but what a road. This has been a very interesting last few hours. Amazing excitement in the industry right now. Just amazing stuff.

                        I'm going to present for about 15 minutes. I've invited Joe Tucci, the CEO of EMC to come in. He's literally doing television and press interviews as we speak as well. And he's going to dial in and we're going to do kind of a ham and egg here. He's going to do a couple slides, so am I, and then we'll do Q&A. I'm sure there's no questions, so we'll go from there.

                        So, are these slides active right here (Brian)? I guess Safe Harbor. Should I read that? (Mark)?
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 2


                        So EMC and Documentum. I think everybody knows me for sort of trying to be a visionary and seeing what's coming. I can't tell you how excited I am about this. We had a lot of options as a company, tremendous amount of options as a company, and we stand here today with probably the best option that I've ever seen for the future of Documentum. And once you start to see all the assets that come together between Documentum and EMC I think you'll agree. As a company we had a lot to do, we're very, very aggressive, very wanted company in the industry, and this turned out to be probably by far the best thing we could ever have done.

                        So let me talk to you a little bit about it. So EMC and Documentum, the big news, we're going to become a division of EMC, a pretty much intact business unit within EMC. EMC has been a very aggressive company in the marketplace. It's probably one of the - I call them a little bit of a sleeping giant; a lot of the companies are starting to say the sleeping giant awakes. This is an amazing company with a lot of assets, and as you start to think about what these guys have, essentially there's a couple of companies who can really deliver on what this company is set at as a vision.

                        And we're focused on unstructured content and a repository. The biggest threats to us were the database vendors, and those who owned the content underneath us, the file system. And the vendor who probably has the greatest amount of storage and management of that is EMC. They own the file systems, they own the storage, and we have an opportunity to sort of upgrade the file system to an intelligent content repository, and add intelligence to content, and really give the database vendors one hell of a run in the couple coming years.

                        So this is exciting. I think EMC's very excited about this. We have got a lot of excitement from a valuation point of view, a big win-win for both companies frankly, and can't tell you - this has, this has been a wild, wild weekend for us and the management team. I know quite a few of us are a little bleary eyed at the moment, but it all came together amazingly well.

                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 3


                        So officially as of today we announced the news. We expect probably between a 65 and a 105-day closing process, so just to give you a little sense of what that takes. Typically, you know, between 60 days and 90 days has typically been the average to close a transaction of this size. This is being announced as of yesterday's close, it's 1.95 billion. The way it typically is reported is without cash, that's the way EMC chose to report it, so about $1.7 billion transaction. And you guys know what premiums that is and sort of where we've come; you can see how it's a win for us. It's clearly a win for EMC as well. And we got a lot of - OK. Put that on mute. But obviously we feel that this is a great, a great environment.

                        So organization structure remains the same. I become the President of a division of software under EMC. All my direct reports stay as direct reports. We become a business unit within EMC. I think a very strategic and important business unit to them. I don't know if you've seen sort of what they've been up to over the last couple of quarters? They did acquire another software company, Legato, about three months ago. And that deal is just about to close. EMC's been very aggressive in building its software components. Obviously there's a lot of competition from the big boys, IBM and Microsoft and Oracle. EMC I think has one of the best angles on beating most of those companies. So I decided that this was probably the best fit for the company.

                        So what are we going to try to do? We're going to try to leverage one heck of a big company moving forward. These guys have 10,000 field facing personnel. I can't believe that. That's an amazing number of people. 10,000 field facing people, sales personnel. I think there's 2,500 unique sales reps, kind of we think of 130 unique sales reps that we have as a company. We have about 400 field facing personnel, they have 10,000. They have hundreds of thousands of customers. We have 2,700 customers. So just in the grand scheme of things, just to kind of show you the size difference. These guys do a little over $5 billion in revenue per year, and are the leader in storage management. So I think about this as we've had an incredible journey.
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 4


                        I really do, I mean I didn't get a chance to see it like some of all of you have, but you know, we had many years as a private company, and we had many years as a public company. Now we're into stage two. We're going to become a major division within one of the largest technology companies in the, in the, in the universe. This is the - I guess is officially the seventh largest software company. They're in the top ten in largest technology companies, market cap, cash, I think they have $6.5 billion in cash. A lot of assets. So this is a really interesting company.

                        All of their management - culturally you guys are going to love the fit here. I can't tell you how much I've enjoyed sort of their same eye of the tiger passion, wanting to win. They brought in a new management team over the last two years, Joe Tucci came in as CEO. They brought in a new marketing, head of business development, a new head of sales, and really got a team that wants to make it happen, want to win. And that's the same as this company, to be proud about. So culturally I felt like this was a tremendous opportunity to infuse two similar cultures. So there it is.

                        All stock transaction. What that means is we will get an exchange ratio for every one share, or one option, of Documentum, will be multiplied by 2.175, which is the exchange ratio. It's a fixed ratio. So at the day of close every person who has one option will now have
                        2.175 the number of options, and as well as the number of shares, if you own those number of shares as a shareholder of the company. We'll be issuing 109 million more shares of EMC stock as a part of this all stock transaction, and again it's expected to close, you know, we're saying early Q1. We're hoping to close it a little sooner, probably in December. But obviously that depends on what's called HSR, Hart-Scott-Rodino, it's a, it's a termination provision for antitrust. We hope to get an early termination because of noncompeting kinds of factors in the industry. I think we can get, we'll be able to close it a little sooner, but you know, that remains to be seen. So there it is.

                        It's a pretty simple formula, and it's just all stock. Obviously there's a lot here in terms of expansion opportunities for the company. We're real excited about what EMC sees for us.
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 5


                        Obviously they want to take this asset that they just bought for 1.75, according to them, and make it more. They want to put more R&D into it, more sales people, they want to expand it, they want to leverage it. They want to get a total cost of ownership out of us, just like we look at acquisitions. So I think it's an exciting time for the company. I think we have a chance to really fulfill for the next decade, you know, sort of the vision that (Howard) played out, and the company's played out for the last ten years. So that's what's exciting.

                        So I also announced our Q3 financials, so want to quick go over that so you guys will understand this. We had a great quarter. Eighth consecutive quarter of growth. Fourth consecutive record quarter. We anticipate record revenues again of 73.5 million. We actually closed the books, so we didn't announce it as preliminary, it's actually the reported numbers. That's a 31 percent increase year over year. So you guys can be very proud of what we just did. I know how hard we worked, I can't tell you how stressed I was this quarter, but we all worked so hard. Congratulation to (Mike De Ceasar's) team and all the sales people and revenue and support, maintenance, consulting, training. We couldn't be here if we didn't make this quarter. We had an edge after last quarter to this quarter, and really got through it, fabulous time.

                        Eight percent sequential increase. We actually have 11 cents EPS. Two percent on GAAP, 11 percent with pro forma when you take out some of the acquisition related charges we've been carrying forward. And looks pretty good. So we're excited about that. Obviously look good for the future as well. So that's what we reported. Kind of a big thank you to everybody. I really sincerely mean that. This was a huge turning point quarter for the company, and I know how hard the company worked for this. This was great. We worked hard on the 5.2 release. Frankly moving forward with EMC we have great things to kind of bring to bear on the marketplace. So thank you to everybody there.

                        About EMC, real quick. Joe's going to talk a little bit more, but just give you a sense. About $5.4 billion revenue company, a leader in storage and information management. Headquartered in
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 6


                        Hopkinton, Massachusetts. I didn't know where
                        Hopkinton was before. I do now. But it's amazing. Huge facilities there, a really interesting place to be. Very close to Cambridge, so for all the folks from (Roth) will have a very short commute for that. They have 50 offices around the world. I think closer to 19,000 employees, somewhere in that range. And announced the acquisition of Legato.

                        They're going for now about 2.2 billion in software revenue ending in '03. It's one of the best-kept secrets, I think at least from my vantage point, is how big they are in software. This is not a hardware company. A lot of people just first reaction, wow that hardware company. They're not - they're a $2.2 billion software company. You know, that's pretty amazing. And now the industry needs to kind of get that out, and we need to help them. And the more we can help evangelize EMC as being a thought-leader and visionary in this marketplace, the more their stock will take off. And the more we'll all benefit from that as well as the new employees there. So they got a lot of mojo, this company's really been rising. They've been - their stock has nearly gone up 100, 200 percent over the last year, much like we have.

                        They're in a great product cycle. They just introduced a whole new Symmetrix line called DMX. You guys will start to learn this. I really got the storage down, I'm pretty quick now. But they have this CLARiiON lines, which are low and mid-range lines. They have a higher end line called Symmetrix. They have a whole connectivity suite called Connectrix and another one called Celerra. These are great integration products for us, as well as all of the Legato products. There's a product called Application Extender and Email Extender. You might have heard on the conference call this morning, these are very synergistic products to us. Tape backup, storage replication, high availability. They got a lot of components for us to take advantage of with our architecture. So very interesting set of assets for us to work with.

                        I think we have a chance to absolutely obliterate our competition moving forward. You think about what we can bring to bear against the FileNet now. Or what we can bring to bear against
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 7


                        an Interwoven now. Against the competitors. So this is about breakout, this is about winning. And this is an opportunity for our employees to be employed for a very long period of time, have a destiny, a legacy, and really have an opportunity to expand and have a lot more opportunity moving forward. So good news there, and EMC's the company.

                        It's so ironic, somebody showed me this, I was like EMC. If you flip two letters, I was like wow that was like fate I don't know. ECM, EMC. Let me just talk a little bit about why EMC a little bit more. I talk about this file system, and it's really important, when I look at the market, my biggest fear at trying to win the market of unstructured content was watching what the database vendors were trying to do. I'm sure you guys all see this. Very shortly we're about to see a pretty big announcement from Oracle. IBM's been brewing up. You know, there's probably only two companies who could really win, that I thought. It was either a database company, or a company like EMC.

                        And when I started looking at those two options as perhaps an option downstream for us to take, I started looking more and more as a evolutionary, or a revolutionary way of changing the industry through EMC. They own all the infrastructure underneath the databases. They own the file systems. And they have a tremendous position of strength for which they can take advantage of the content management market. The database architectures are woefully poor in architecture to support unstructured content. We know that. That's why we have a file system and database as part of our architecture. Well the file system is EMC. That's who it is. Content addressable storage through Centerra. Network attached storage with NAS. SAN type technology becomes an integral part of our architecture. It's the next generation architecture for the company.

                        And we're going to try to evangelize the fact that we have multiple options for how we store, manage and add intelligence to content. And we can completely change the game on the competitors and the database vendors. So that's what's exciting about me - for me, is watching what our opportunity is to really usurp the databases' opportunity in this market. We can beat
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                                                                      DOCUMENTUM
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 8


                        them now. They have a whole other generation of architecture to go through. I don't know how many of you went through the whole 10G announcement with Oracle. I certainly did. They don't have anything in our market. They missed our market. They didn't add any capabilities to manage unstructured assert. What an opportunity for us to take some three or four years to do another gen of their architecture. That's three or four years for us to end the game in our market. So that's what's kind of exciting.

                        I think there's a real window of opportunity for the company here. You'll start to hear this term a lot, information life-cycle management. Well if you replace one word, it would be the same word that we use. Content management life cycles, right? Content life cycle. They use a higher order word called information, because data and content to them is information. So we're going to start to transform the industry a little bit towards a word called information. It best leverages their market presence and the assets they can bring to bear. We'll try to keep them interchangeable. We want to leverage our heritage with content as well. But information life-cycle management, it's all about managing content and information from creation to archival or destruction. And so that's sort of their angle on the market, and it's a, it's a big one.

                        So complementary fit. Synergistic cultures, commitments to customer sat. These guys are winners, it's amazing. Mike and I talked a lot, we know them pretty well. I mean these guys are aggressive sales people, customer sat is number one for them. They're very proud of the customer success numbers, just like we are. They've elevated those types of things and take it very important. So very cool to see sort of the cultural fits here as a company.

                        Why now? You know, here we are, we're doing really well. Just talked about it, you know. I kind of keep looking at our options, and I kept saying to myself, how do we hit a billion dollars, how do we hit five million as a company? Well organically it was very challenging for a company our size to grow 20 percent. If we grew 20 percent next year we'd be in the top five technology companies to grow. And we'd go from 300 and some million to 350 million. Well how do we still
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                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                          Page 9


                        beat Oracle and Microsoft and IBM at 350 million? Or 400 million? They way we beat them is either buy lots of companies as big as we could get them and take a lot of risk doing it. And by the way, our team looked very hard at all those options, trust me.

                        And we looked at trying to acquire big companies, grow our company, take a lot of risk. That's clearly one option. And perhaps some of the deals we do might have been dilutive, we might have had to like really struggle putting it all together. Might have won in the end. Or we join one of the largest, most mobile companies in the industry as another option, who really wants to make it happen. So that's what we looked at. And that's sort of the why now kind of message behind it. You know, we're doing really well, they're doing really well, together we're going to do really well. So that's sort of, sort of the rationale behind this as an opportunity for both of us.

                        So anyway, I won't go into a whole lot else here, but we can redefine this whole industry if we're all motivated. So I hope everybody here is kind of feeling the same energy I am. Although one hour sleep last night, I'm going to fade soon. But you know, it's great. I hope everyone starts to see it. This morning I had a chance to talk to "The Wall Street Journal" and "The Boston Globe" and "Investor Business Daily," a whole bunch of others. I mean we only had about 30 seconds. They were, they were telling me about it all. It was really fun, because they also knew EMC pretty well, as a big company. And it was exciting to feel some of the same inertia. So, you know, good time.

                        I also want to comment real quickly, I mean one of the things you'll see just from a stock price point of view, set your expectations, you'll see some very natural arbitraging start to happen. Our stock will now trade as a derivative to their stock, starting like now. So our stock will go up three or four dollars, somewhere right in the middle between where the implied value is. There's a little discounting for arbitraging that'll happen in the event it could not happen, and then it'll trade closer and closer to the implied value. Meanwhile EMC takes a little short pressure on their stock

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 10


                        as a result of a big move. Risk, uncertainties, things like that. And so we're going to see a little bit of balance happen, it's very natural in a transaction like this.

                        And now we're all motivated to help EMC stock up, right? Because that helps the Documentum ratio, and things work out. So we want to keep pushing, every employee should spread the word, what a great thing this is, how excited we are, and really help the partner, customer community really take the next step with us. So any investment they made in Documentum's only going to get better. And so more and more of it. So that's sort of the mean message.

                        I talked to a bunch of customers this morning, the reaction was great. You know, wow, all right, I was worried about Documentum, what could have happened? You know, I'm here, I got mission-critical application with Documentum, now I'm not worried any more. You know, it's not going anywhere, so that's kind of a good feeling to our customers. You know, some of them say, well I got this IBM investment, and I also have some EMC, so there's a little back and forth, but that little company IBM will become a much bigger competitor to us now, like it was coming. So we'll have to get the - I shouldn't say anti-ad, the M hat's on - but you know, we'll be still partners with them too, but they'll be much more on the side of competitor now than they ever were before.

                        So anyway, that's sort of the why now behind it. Diamond sponsor, yes. So roughly, what's the value to Documentum employees? You know, stock options and owned shares convert to the exchange ratio upon close. We got more resources, obviously at our disposal to kind of grow this market, incremental investment, staffing and R&D. These guys want to do everything we ever thought we could do. And so hopefully we can do it. Obviously we didn't with reason we've got a business to run. This isn't, you know, Christmas time for, you know, investments, you know, but we got to take the next stage, we got to do the right stuff, we got to leverage their assets.

                        They got large global development resources. We got to figure out how to be smart as a division of them to leverage things. Do it economically, do it with the right kind of attitude. And share and

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 11


                        collaborate. And I think that's what we've been built on. And so, you know, this is a great culture as well, if we work together we'll do it. If we don't work together, we won't. It's that simple. So think about them on the same team now and, you know, off we go.

                        By the way, I do want to say as well, we can't officially do any integration plans till it's closed. That's a no-no. We can talk, we can partner, treat them as your biggest partner now. And Mike said it well, I heard him tell the field a little bit this morning, treat it as your largest, most important partner for the next 90 days. But we can't all integrate, there's not much we can do till it's closed. We can kind of work on ideas and think a lot and, you know, create the next greatest thing. So, you know, that's sort of, sort of what's going on.

                        Anyway, I'm not sure if Joe joined the line just yet. Is he on? OK.

Joe Tucci:              Yes.

Dave DeWalt:            OK, one moment Joe. Let me, let me just say something
                        about the customers, then I'll hand it over to Joe.
                        Documentum customers, I hope this goes without saying, you know, so far so good on everybody's reaction here, but we all need to communicate the message to them, right? Risk and change is one of those things customers get a little squirrelly about, so we got to convince them that it's a very, very positive thing for them, for us, for EMC and so on. So, you know, there you go. You got a good view of sort of what we're telling the marketplace. I sent a customer letter out, it's on the Website. We made some changes to the Website.

                        We'll be doing a couple of Webinars, probably many Webinars in the coming weeks. Talking to customers about that. By the way, Momentum will be a very big launch pad for how we explain the relationship. We'll be doing more with that, and obviously it's a very important time for us to really reach our customers and do it quickly and positively over the next couple days and weeks.
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                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 12


                        So I have a call down list, 100 long, calling customers. We should all think about that as we interact with the customers.

                        So with that, Joe's picture is up on the screen. Joe, just so you know, Joe was also doing his call from Hopkinton today, doing press, doing interviews. An exciting man. I've really enjoyed working with him, he's a very open honest communicator. Joe, I don't know if you've ever met (Jeff Miller), but he reminds me of (Jeff Miller), for those who have been here. Great guy, great leader, a very passionate speaker and very open honest communicator. Feels the same way to me, I'm excited about that. Here's a picture of Joe. Joe's going to be out here on Thursday. I'll explain a little more details afterward, but maybe Joe I could have you step in.

Joe Tucci:              Sure. Thanks a lot Dave, and you must feel your life's
                        complete now that you've found out where Hopkinton is, huh?

Dave DeWalt:            Yes.

Joe Tucci:              But any rate, I wanted to just welcome everybody to the
                        - for a little bit prematurely, but obviously we have the strong intent, so welcome to the EMC family. I wanted to congratulate you on your just stellar success.
                        You know, four quarters in a row of record profits is fantastic. You know, you had a great Q3 by any measures and, you know, you're a terrific, terrific company. We have developed a tremendous respect for Dave DeWalt himself and his - and the, and the members of his management team. I think that the number one message that I want to convey here, and I look forward, very much forward to seeing many of you on Thursday, I'm flying out and spending as much time as possible with you Thursday. Into the night, whatever it takes. And but we've got just - and the few people I've met are just absolutely first-class team.

                        Now I want to assure you that this combination of our two great companies is all about revenue growth and execution on a vision around, as Dave so amply put, you know, marrying up content

                                                                      Documentum
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                        management and information management, which is I
                        believe an unbeatable combination. We have modeled, you know, no cost synergy. Usually when you put two companies together there's all - there's considerable cost savings. There will be a couple of areas where we probably can consolidate some costs. I've already told Dave whatever that are, 100 percent of it goes back into Documentum. This is, this is not at all about cost savings. This is about how do we use the resources of EMC to take your growth from the stellar 30 plus percent you had year on year and even drive it higher?

                        This is an explosive market, I think the forecast even for the content management market are probably alike. This will be the fastest growing market, software market in the enterprise. We're 100 percent convinced of that, so our total effort here will be on the synergies on the revenue side. How do we use the market position we have, the financial position we have, the customer position we have to help you guys grow faster. And I - and you can take that to the bank. And being around for quite a few years, I've been in this industry 33 years now, I can assure you that growth brings great things. Growth creates job opportunities, growth creates financial gain opportunities, and of course growth creates the opportunity for a better lifestyle. And that's what it's all about.

                        We've had substantial growth organically, but not, with no acquisitions now. Last year to this year, last year Dave said we had 5.4 billion in revenues. This year we have told the market that we'll easily eclipse six billion, and that's about 12 percent growth. So, you know, this is a stodgy old tired company, we are incredibly aggressive about our mission and making sure that we give customers the best values, have the best products and the best people. And again, everything I know about your company, you are the best and we again just are thrilled about having you come and be part of the family.

                        The external feedback I'm getting today is very positive. I really have heard nothing bad. And I think that bodes well. I think Dave did a tremendous job explaining the normal pressures
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                        that comes on the stock, but this is well within the
                        range that we were, we were expecting. And of course it's now incumbent upon us to really take this vision, put meat behind it, and really make the world understand why this is just is just an unbeatable combination.

                        Again I look forward to meeting as many of you as I can. I'm sure I will meet virtually all of you over the next couple of years. I tend to be - spend at least 45 percent of my time in the field with customers. And of course when I'm with - to do that I'm with, you know, my fellow EMC employees, and around the world, and that's what I enjoy doing most in life. We have - fortunate that we have a tremendous amount of financial firepower. Right now we have about 6.1 billion in cash. We have absolutely no debt. And again, if you look at some of the assets, and if you did come to Hopkinton you'd see a lot of rather large buildings, and we - and you know, Dave knows this, but we basically own every one of them. So a lot of that real estate around the world, we own.

                        All our property, plant and equipment in our factories we own, so when I say we have no debt, we have no debt. We have not, you know, addressed our balance sheet at all, and we have tremendous opportunity. Our market cap today is about 30 billion, and then of course that will, after the close the great market cap that you guys had will be added to that, so again with, you know, 32, 33, $34 billion of market cap, $6 billion in the bank. We have the financial resources to do anything we want. But again what we want to do is stay focused. What did I do?

                        So again I look forward to seeing you on Thursday. And Dave is there any questions that you're taking or?

Dave DeWalt:            Yes. You know, can I open it up real quick for Joe. He's
                        had a, you know, he has a pretty hectic day today as
                        well. We'll see him in living, breathing form here on
                        Thursday. Just to give you an idea, Thursday afternoon,
                        kind of late in the day, probably around 5:00, 5:30,
                        their whole team is announcing their earnings call on
                        Thursday, getting immediately on to a jet, coming out to
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                        see us, and basically we're going to hold like a wine
                        and cheese sort of get to know another. Joe and I will do a little speaking, and then we'll celebrate together a little bit as two new teams and the idea is to mingle and get to know one another and ask questions, do a little format. So Joe and his team will be out there.
                        Joe then has a company meeting the next day, I'm going to fly back with him, and we're going to basically do both on Thursday and Friday.

                        So we can ask some questions now for Joe if you like. We can wait a little bit. It's really up to you. Is there any questions here right now?

                        All right. We'll probably have plenty of time for questions. Joe they'll probably be a little shy until you sign off, then they'll hit me pretty hard.

Joe Tucci:              OK. Again Dave, it was a pleasure working with you these
                        past few days, and I look very much to working with you and everyone at Documentum in the future as we execute on this great vision we have.

Dave DeWalt:            Thank you Joe.  We appreciate it.

Joe Tucci:              Thank you.  See you all Thursday.

Dave DeWalt:            All right.  Bye.

Joe Tucci:              All right.

Dave DeWalt:            OK. So any questions? We got the whole management team
                        here. Love to answer any questions. I'm not sure what -
                        I've been speaking for seven straight hours. Literally I
                        came in at 3:30 this morning to work on the East Coast
                        time, so we've been, we've been just going at it all
                        day. I feel like - it was getting light out, I wasn't
                        sure to go home or to stay or what this morning.
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                        But what did I miss? What kinds of things are on your
                        mind? What can, what can I answer? I'd love to have a real candid conversation here and answer as much as I can tell you. (Saul Mistertany) first. Should we get a microphone, or I'll just repeat the ...

Male:                   ((inaudible))

Dave DeWalt:            Hey, congratulations to ...

Operator:               Pardon me everyone. This is the conference operator. We
                        will begin the question and answer segment. If you would like to ask your question at this time, you may simply press star and the number one on your telephone keypad.
                        And your questions will be answered in the order received.

Dave DeWalt:            ... we want to win. Acquisitions are a part of their
                        strategy. These guys have made 20 plus acquisitions over the last two or three years. They're continuing to do it. This is a company who has that as part of their fabric, it's an important part of growing as a company that size and expanding and winning. And so the DNA is the same David. We're going to continue executing. One of the things that they really wanted to get out of me, which I held off till after we signed the documents, what was our M&A strategy? You know, the idea here is to execute on that. You know, maybe after we've kind of come together and made sure we got this thing solid, but the idea here is to be aggressive. You know, EMC acquired Legato only three months ago, and now did it with Documentum. We're going to continue a pattern of winning in this game.

                        And obviously there's some ways for us to really win our marketplace. We know it. We have all kinds of great ideas and great thinkers here for ways to really, you know, create unique advantage for our company. So absolutely yes, we're going to continue to do that. That's going to happen for sure, you know, in 2004. I think it's really important for us to prove to the EMC company what we're made out of. We have to have a good Q4. We got to keep our eye on the
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                        ball. We can't just, you know, well great, vacation. No.
                        This thing is not closed till it's closed. We need to execute. We need to keep executing. This is all about execution. And we got to make sure that we fulfill on our side of the, our side of the table.

                        So, you know, it's important that we continue to make things happen. This is our fourth quarter, this is our biggest quarter. We got to make it happen. We got to help share with them our vision and acquisition strategy and keep it going. So, you know, absolutely. And they were very excited about some of the, some of the ideas that we had here moving forward, so.

                        (Naomi). With the next ...

(Naomi): Yes, I wanted to hear from (Howard). This is his company, I know you've had mixed feelings in the past about selling or staying standalone, so if you could share your thoughts?

(Howard):               Yes, it was. These points (earn) a significant day. I
                        think Dave said that exactly right. We're saw that for the last 13 years, so we - together we actually I think will not only invent the product and company, we defined the market enterprise content management. And I think the next decade or so is for allow us to dominate this market, right? And I'm particularly excited because if you just visualize some of us worry about, you know, Microsoft coming from the behind, at the bottom eating us up, and now are coming by EMC, coming behind them, just wipe them out. And that thought just excites me. So
                        I think it's very exciting.

Dave DeWalt:            It was fun to watch (Howard) in this process. I have to
                        tell you. You know, it's kind of a little bittersweet
                        always, right? You know, you know, you kind of think
                        about it, but the more you kind of think about stage
                        two, and the more excited you get. And so that's all the
                        transformation process we went through together as a
                        team. I mean, I can't tell you, I anguished over this. I
                        mean, I don't think I've slept for a week. I literally
                        haven't, it was so hard. But, you know, the more I saw
                        and the more I understood of EMC, the more I liked it.
                        And the more I liked our best
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                        opportunity moving forward, and I think (Howard) sees
                        it. I mean, his vision was clicking the whole time, he saw assets, wow we could do this and this and this. And of course I regurgitated them all to this morning. Thank you (Howard).

                        But there it is. I mean, that's how I look at it. Stage one, stage two. That's our life. And, you know, just sort of like, you know, I was saying it's like our baby, our baby just went to college, right? You know, it's - but, you know, it's a good visual, and it was I thought a good, a good slide to talk about. What else.

Male: Dave, I have a couple questions online. Why an all stock deal with no cash, and what happens if a hostile counter is made by Oracle or someone else?

Dave DeWalt:            Hostile counter. You know, in this day and age it's
                        almost impossible to do hostile takeovers, you know. I actually think Oracle showed that real well. I really don't want to do the, you know, the dog and the bullet thing in the press. I don't know if you guys follow that, but no, you know, I think there's, you know, almost zero chance of that. Frankly companies don't do hostile moves. It really isn't worthwhile. I mean if the management's not on board, the company is not involved, you lost all the assets of the company. What do you do, buy customer base and technology and no people? That doesn't make any sense. And so it's very rare, it doesn't often happen. We worked hard on the deal protection, we worked hard on some of the areas of the contract to make sure we feel good about this.

                        All stock. Why all stock? Why is because we believe in the future. Right? If it was all cash we wouldn't have any stock to ride forward. This is about belief in what's coming. And this is an opportunity for us to continue to grow and it's option holders, shareholders, and a vision to move forward, that's why. We changed currencies here, in kind of financial speak. We had the DCTM currency, now we have an EMC currency. EMC's on the New York Stock Exchange. This is a
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                        blue chip company. And so we've changed currencies. And
                        that's sort of what the next evolution's about. It's as good as cash.

                        I mean it's just a stock that's, you know, on a very cash equitable type of thing, and so we look at cash and stock as a mix, but frankly stock's much more attractive to us as shareholders. And as a fiduciary responsibility I think that's by far the greatest way for us to live on, and you know, frankly for me I hope to impact that company so their stock even goes higher. And maybe we're worth a lot more in terms of what the value would have been. So that's how I look at it.

                        (Howard) you want to ...

(Howard):               Well I like to think as a stock split for those guys.

Dave DeWalt:            That's another way to look at it, yes.

                        (Joanne)?

(Joanne):               I was wondering if maybe (Mark) could comment on how the
                        financial analysts have responded today?

(Mark): I talked - well I've probably got about 100 phone calls, or Dave and I together probably have about 100 phone calls, so I haven't gotten back to a lot of them yet. First, on the shareholder's side, they're ecstatic, right? They made a lot of money. We watched out for their best interest. That's clearly a huge portion of our job, is to watch out for our shareholder's best interests, and they got a very, very good return. We got a very good deal and they're ecstatic. The sell side analysts, the firms that write about us, I've talked to probably three or four of them so far, and they get it. They really think it's a good combination. They understand why we did it, they
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                        understand why we did it now, and I think they're going
                        to write very favorable reports over the next couple days.

Dave DeWalt:            You know, a lot of the first reaction was wow,
                        Documentum, EMC, I'm just trying to like give you what was in my fabric, you know, I was like Documentum and EMC, that was my first reaction to it a little bit. Took them about 30 seconds to realize that you like explain what EMC brings to bear, and it's sort of this sleeping giant awakens kind of headline that sort of starts to happen. And it isn't so much that they're not awake already, it's just that wow, they're really seeing the market. And of course we think we're seeing the market too, and you know, obviously there's just a lot of good feeling there, as opposed to some of the other larger companies.

                        This is a much more opportunistic move the company could make. So, you know, that's how the, that's how the analysts that I've spoken too - I mean it was clicking fast for these guys. And opportunity of cross-selling product lines and leveraging the infrastructure these guys have. I don't know how many listened to the call this morning, but positioning is they have an infrastructure layer, they own an infrastructure layer. And we're trying to add an intelligence layer of content on top of that. That's kind of the big picture problem that's being solved here. Tagging, searching, versioning, and all that content that's already in their stores. And that's what it's about.

                        We walk into every customer of theirs and say how'd you like to version all that content? How'd you like to manage that, search that? And better get a handle on it, compliance. That's what it's about. We want to up sell every single storage device they have. And I think that's a better way than upgrading the database. And so there it is.

                        What else? Mike?
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Male:                   Got a couple questions for you online. One of it's how
                        will this affect our benefits, and the big one is how will the affect our sabbatical? That's the most, the most popular question coming up.

Dave DeWalt:            OK. So benefits, it's a big company. You know, lots of
                        benefits. I'll have you know, they have a 401K match.
                        And I don't have a ton of details about all the benefits. There'll be an FAQ on the benefits. They've got some cool other programs, one's called 529, which is sort of a tax deferment for tuition for your kids, programs like that. There's just nice benefits there, healthcare packages. You know, healthcare packages are individual in some way, so I'm sure some will be better, some will be the same, some will be - I don't know. It looks like a very good package to me.

                        Frankly, you know, this is a big company with a lot of benefits that way. These things will move over. All the options that are unvested for employees are assumed, moving forward as a benefit. So, you know, obviously they exchange at 2.175, but they also are assumed. So same vesting schedule post the transaction. And off we go moving forward. What else did I miss on - sabbatical, sorry.

                        So sabbatical. So, God now sabbatical. No, so you know, in all fairness this is a serious topic. EMC does not have a sabbatical program. So this was a bit challenging for them to suddenly open it up to 19,000 employees and have a sabbatical program. So here is the deal. If you were, at the time of close, if you were within one year of getting your sabbatical, you'll be grandfathered in to having a sabbatical. So either your fourth year completion by December or January when it closes, or your ninth year, which would then carry over for a year. So they've inherited a year basically. And that way it's a bit of a transition. Unfortunately that was the case.

                        And when you look at the costs frankly, to a company who doesn't have it and has to accrue for a whole new sabbatical program, we have hundreds of people who would then be eligible over the next few - it was a big cost. So it was, I think, a challenging negotiation, but we're able to at least
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                        get a year. And you can thank (Mark) and Rob for that
                        frankly. So we got a, we got a sabbatical program and, you know, we have just a transition on it, and that's sort of the way that program, that program ...

Male: We do have a call from (Michael Decatcha) on the line, so we can open that up.

                        Hello?

Operator:               Mr. (Decatcha), your line is open.

(Michael Decatcha):     Oh. Quick question. There was a comment made about
                        Hopkinton not being too far from Cambridge. Is that a precursor to something happening here?

Dave DeWalt:            I guess I meant it in relative terms, right? You know,
                        3.500 miles from Pleasanton to Hopkinton, and probably
                        30 miles for Cambridge and Hopkinton. No ...

(Michael Decatcha):     27 actually.

Dave DeWalt:            These guys have 50 offices around the world. They'll
                        have and continue to have offices from us. I guess what it meant was for Cambridge there's a lot of sort of proximity that you can leverage in terms of their buildings. In fact, they're all over the Boston area.
                        Hopkinton, Cambridge, they have, they have facilities all over the greater Boston area. So I only meant that that was their corporate official headquarters in Hopkinton, but (Roth) and some other locations, downtown
                        Boston and it's location - it's a big company so they got offices everywhere. And frankly, you know, we'll stay put in our facilities here.

                        We have a ten-year lease by the way now on this building, so, and building one and two. So there won't be a change in location for us.
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                        Sorry?

Male:                   ((inaudible))

Dave DeWalt:            Maybe. We might buy these buildings, yes.

                        What else can we ask?

Male: Yes, here in the Bay area there's a number of high technology companies, that's nothing new. A lot of them will be interested in understanding what our message is going to be regarding whether or not we're welded to a specific technology from EMC. Any comments about what message you'd like us to carry forward for while to we figure out what that is going to be? Whether or not we're specifically welded to EMC or something else?

Dave DeWalt:            You know, the technology message is these guys
                        specialize in information management, that's - we're a subset of that overall game that they're playing in, content's a piece of information. That's what they're after. They're building an arsenal of assets to focus in on those markets. The best part about it is we have a lot more we can leverage now moving forwards. So, you know, the Documentum brand and a very important point will be expanded. Not diminished.

                        I don't know how many of you have seen this, I certainly have. I don't know how many of you have seen the Wall Street ads for Legato, post the announcement, and even before the close there's been "Wall Street Journal" ads, full page ads, in "Fortune Magazine,": "Forbes," "Wall Street Journal," pushing Legato. (Dana Milam) will be so happy here. An ad. Yes, advertising, what a concept. And these guys have the same plans for us. We're going to work on it, you know, it won't happen on day one, it takes a couple weeks, months to kind of get it all orchestrated and planned, but you know, the idea, the idea is to go mainstream. And so, you
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                        know, we'll see advertising campaigns, a much larger
                        sort of reach and net of the Documentum brand and vision we've had. That's the intellectual property we brought, our brand. So that's brand's going mainstream now. And that happened with Legato.

                        I'll give you an interesting story. Legato had post the announcement of the merger, they had a record quarter in their history as a result of that. The synergy is just whew, made that company expand. And, you know, that's what we're going to work on. We got to settle out our customers and leverage those resources. And really go in there and focus in on our sales opportunities. So, you know, we got to repeat that, and we got to do really well and, you know, that's the sort of - that's the job.

Dave DeWalt:            It's all officially recorded (Brandon).

(Brandon):              Oh, thank you. First of all, congratulations. Second of
                        all, just wanted to get your comment around how you feel the competition, likes of Oracle, IBM, Microsoft will respond to this move?

Dave DeWalt:            I'm not sure. I'm sure they're all on their little white
                        boards right about now thinking about that. Trust me. So it's hard to tell. You know, when I look at the fit of the other competitors in our space, what I always called the little six, right? I always told everybody the little six, the big three was going to happen. And it was inevitable that that was going to occur, it happens in every major software sector. And the database industry went through it, the app server industry, the applications market right now is going through that. It just happens. So, you know, you're either going to be in or you're going to be out.

                        And so when you start to look at who's going to emerge as sort of the competitors long-term in this space, it's hard to tell. Certainly the database vendors aren't going to sit idly by and let somebody win all the unstructured market, OK? So, you know, they're either going to think they can organically build it, or they'll think they're going to buy it. So we have probably just triggered
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                        a chain event that will occur. Our competitors' stock
                        has just risen, and they will rise as a result of what happened today, because the market's going to think that a lot more will happen. So, you know, if you have any friends at those companies, tell them to thank us. But you probably will see more. They have to make a move now.

                        FileNet, you know, every one of their customers there, you know, scanning, imaging, archiving, guess who's underneath them? EMC. And so they're going to be a little nervous about that moving forward. FileNet's in a major product up cycle, to upgrade. They have - it's kind of like us with (ENS98) the 4I, they're very vulnerable. We're going to take advantage of that. So, you know, some of our competitors are going to be very worried. They're going to look for outs now, combinations and moves. Frankly they've been doing it the last six months, right? Interworld emerges with iManage, and yet (galas) with (opentechs). We've had them on the defensive. Now we've got them on again. And that's the game, and that's how we win.

(Brandon):              Yes, so what I know about EMC is probably only the tip
                        of the iceberg. Are there going to be any sort of presentation, classes, anything in the near future to teach us more about EMC and look at what they do, what the products are?

Dave DeWalt:            You know, I'm sure there will be. So, you know, I don't
                        have anything planned of like tomorrow there's a big class for EMC yet. But, you know, Joe answered it on the call too, you know, they got to get 10,000 people at least trained somewhat to spell Documentum and content management, get going. You know, we have to learn how to spell Clarion, which it has two Is in it, and so, you know, there's some, there's some work to be done. We got education to do as a company. I would take it upon yourself to go to that Website, print it out, learn the products. I've immersed myself in learning their products myself, and I invite you all to do it.

                        Again you'll see a lot of assets in there, and a lot of information and things we could take advantage of, that's what you should be doing. We'll have classes, we'll have training, we'll have
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                                                           Confirmation # 251639
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                        Webinars. The marketing team's going to be in overdrive
                        trying to educate our customers and our employees and our partners on what this means. We've called almost every major partner. Remember with EMC, and this is what's very cool for me, with EMC we've offended almost no partners. You know, look at who becomes a much bigger ally of us. BEA, Adobe, Fujitsu, Accenture. I know Accenture is one of the, you know, biggest partners of EMC. Why is because there's the I hate Oracle, or I hate IBM list, right? So Accenture is in there, BEA is in there, Oracle's in there. So, you know, we got a lot more allies now on a much bigger level than we had before.

                        And so companies really come to us, we're going to try to expand, we're going to try to make those partnerships happen, and that's the good news. You know, the only company frankly, maybe one or two who became a new competitor to us, NetApp, which you guys probably know, we have a nice, you know, relationship starting to occur. But bye-bye NetApp. I shouldn't say it that way, I should just say it like this. The idea is to be multi-platform, but, you know, nothing like having our platform strategic here, and that being with storage management from EMC. We're going to obviously show multi-platform strategy.

                        The only other one is Hitachi Data Systems, which we never really had a partnership with anyway. That's a major competitor to EMC. They have a product line called Thunder and Lightning. The Thunder line is their high end line, it competes with the Symmetrix line. And they have a Lightning line that competes with their CLARiiON line. Those guys become a competitor. HP does distribute just the Thunder line of Hitachi, so there is a little bit there, there's a little bit of competition that may occur with HP, but frankly, you know, there's a little bit of that with almost everyone. You know, the big guys. So anyway, the nice part about this is, you know, all of our current partners, regional partners, smaller partners, it's just going to get bigger and better, and hopefully they can expand their businesses as regional partners and global partners for us.

Male: We have a question on the phone. So we can open the phone up.

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 27


                        Hello?

(Bill Coleman):         Yes. Dave, this is (Bill Coleman). I'm here with about
                        eight Documentum consultants in San Antonio. Our question, or at least my question is, given the 30 percent years over year, eight percent sequential that we're just doing, and we've grown in the, in the last quarters, our expectation of maybe $40 a share in '04 possibly, and the fact now that we get diluted into a much larger number of shares, does $30, or effectively
                        $30 a share actually represent the best value for the shareholders?

Dave DeWalt:            You know, we certainly think so Bill. Obviously this was
                        a lot of thought. You know, we can certainly pontificate about what our stock could be a year from now. Obviously we set some goals to kind of go after. You know, I try to reach as many goals as we can get here. You know, frankly when we look at the value, the net present value of a 30 plus dollar stock price for us now, if we look at some of the trading variables that we've had as a company, i.e., PE, in our price to earnings is certainly in an elite category. And that presents risk. And certainly we have got a lot of credit for being in that elite category as we've executed well.

                        And certainly when you look at risk reward and you start to look at that, and frankly I look at EMC's currency as another currency that has a lot to go. OK, they have 2.2 billion shares, but that company has a lot more room to go. And, you know, frankly when you look at all those tradeoffs, you know, the shares look fantastic, and it's a great deal for our shareholders. All of the feedback from the shareholders was fabulous, and obviously adjusted.

Male: There's another question for you Dave. You know, are we solid as employees, and is attrition expected?
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                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
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Dave DeWalt:            Attrition expected. Well, that's up to everybody here.
                        You know, certainly this is an exciting company. I think there possibly could be some, but you know, after just, you know, probably a few hours, you know, there's many people who would want to be a part of this organization moving forward. So I would think that we should all be proud to be a part of this moving forward. There's jobs here, there's a lot of opportunity here, there's a lot of stability moving forward here. You know, we've had low attrition in the past. I don't anticipate there'd be much.

                        Just so you know, I mean it's just a comment from my personal view. I signed on for 30 months moving forward. And that's a pretty long period of commitment for me personally. And so I have committed, my team here is committed to it. We're committed for staying. That's about as long as I could see, that feels like a long period of time in the technology, but two and a half years is my commitment. And I'm here to build it and make it better, and frankly it might after two and a half years, I may be here longer than that. And, you know, we're going to continue to grow that. And so, you know, we're committed. This isn't going to be three months and, you know, see you later. Nothing like that. We're all signed on, the team is very well motivated for this, so to answer the attrition question, you know, not from the senior ranks on down, that's for sure. Hopefully nobody else views it that way on.

Female: So tech support's been trying to get their hardware in-house for a long time. Does this mean we can finally get one of their systems?

Dave DeWalt:            Yes. Yes, you'll get all the systems. Although there's
                        a, there's a flip to that too. We have one poor soul in the company who is a sales person who was trying to sell to EMC. Unfortunately that deal may no longer be there, because they have all the free software...

                        Why don't we take just two more questions? I'll let everybody get back to work.

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
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Male:                   OK. We got one question for you. To what extent is EMC a
                        Documentum customer? And then two is what's their outsourcing strategy?

Dave DeWalt:            Well, they're definitely a customer, they're a big
                        customer of ours. They have one of their major most strategic applications powered by Documentum. It's called, I think it's called Powerlink. It's a - their Website, their sales and marketing portal for all their 10,000 field personnel and more, is all fueled by Documentum. That was one of our early on e-business customers that we won. And has been a customer for us for quite a few years. We've been expanding in other areas over time. They're an e-room customer as well.

                        And, you know, we did a good job with them seeing our technology very close hand as a customer, and understanding it. So there's a lot here in terms of what they do. Outsourcing, clearly they participate in outsourcing in a big way. You know, their systems and storage are a part of almost every major hosted type environment. They partner heavily with EDS, IBM Global Services, Accenture, with hosted arrays. They have some of their own. That'll become a very important, potentially new channel for us as a company.

Male:                   Dave, it's the last question, I know you've got to go.
                        This is from (John McGee). As a lifelong Yankees fan, should I now cheer for the Red Sox?

Dave DeWalt:            By the way (John), you got to root for the Eagles too.
                        He's always had this Giants versus Philadelphia Eagles problem. We've always gone back and forth so. All right.
                        Well in the days coming I know I invite you all to communicate, talk. You know, this is a very transparent merger, a lot of information will come out. We'll set up some e-rooms, get some things going so we can dialog.
                        There'll be a lot of emails kind of flowing, and we'll get as much communication as we can on just every aspect that we possibly can share. And you know, remember, keep focused, we got to go back, keep focused on our jobs, so that's what it's all about here, and making it happen.
                        So stage two. Thanks everybody.

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 30


Additional Information And Where To Find It

EMC Corporation intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC's website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum' website at www.Documentum.com.

EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC's proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum' proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such

                                                                      Documentum
                                                          Moderator: Dave DeWalt
                                                          10-14-03/12:00 p.m. CT
                                                           Confirmation # 251639
                                                                         Page 31


potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

                                       END